May 24, 2019

Levi Jacobson
President and Chief Executive Officer
Hemp Naturals, Inc.
16950 North Bay Road, Suite 1803
Sunny Isles Beach, Florida 33160

       Re: Hemp Naturals, Inc.
           Offering Statement on Form 1-A
           Filed April 26, 2019
           File No. 024-10990

Dear Mr. Jacobson:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed April 26, 2019

Cover Page, page 1

1. We note your disclosure that Mr. Levi Jacobson and Mrs. Maryna Bleier "will each hold or have the ability to control" approximately 49.41% of the voting power of the outstanding capital stock." Please revise here and page 23 to clarify their beneficial ownership consistent with Rule 13d-3.
2. We note the statement that the estimated price will be between $.05 and $2.00. Please revise to provide a bona fide range consistent with Rule 253(b)(2) of Regulation A and confirm, if true, that you intend to file an offering circular supplement under Rule
      253(g). Additionally, please revise your use of proceeds, dilution, and
Item 4 of Part I
      information to use the midpoint of the range.
3. We note the statement on the cover page, page 11 and elsewhere that you are "an SEC reporting company." We also note, however, the Form 15 filed on April 2, 2019. Please
 Levi Jacobson
FirstName LastNameLevi Jacobson
Hemp Naturals, Inc.
Comapany NameHemp Naturals, Inc.
May 24, 2019
May 24, 2019 Page 2
Page 2
FirstName LastName
         revise to clarify your reporting status and the reports you intend to file after qualification.
Management's Discussion and Analysis, page 5

4. Please discuss in more detail your plan of operations for the next twelve months, including specific information regarding each material event or step required to pursue each of your identified planned activities. Please also make corresponding changes on page 15 under
         Milestones. Additionally, please revise to state whether the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations. See Item 9(c)
         of Form 1-A
5. We note disclosure that your website has been developed. If www.hempofnaturals.com is your website please disclose on the cover page. See Item 1(b) of Form 1-A. Furthermore, please reconcile the products for sale and other information on your website with the disclosure that your sole product to date has been hemp-based rolling paper available "at a promotional rate."
6. Please revise your liquidity disclosure to discuss and quantify the aggregate dilutive impact of your recently issued notes, some of which appear to include mandatory conversion at a 40% discount to the market price.
Plan of Distribution, page 18

7. We note the reference to selling shareholders. We also note the reference on the cover page to an amount of shares after the offering "assuming all of their personal shares" are sold. Please revise to provide complete selling shareholder information. See Item 5 of
         Part II of Form 1-A.
Certain Relationships and Related Transactions, page 23

8. Please disclose the material terms of the consulting agreement with Blue Car Enterprises, including the nature of the services provided, and file the agreement as an exhibit. See
         Item 17(6)(b) of Form 1-A.
9. Please revise to provide disclosure of all related party transactions responsive to Item 13 of Part II. As a non-exclusive example, we note disclosure in the Form 8-K filed March
         20, 2018 that the company issued 45,000,000 shares for consulting services by Josef
         Bleier, the husband of Maryna Bleier.
Security Ownership of Certain Beneficial Owners and Management, page 23

10. Please revise to provide the addresses and other information required by Item 12 of Part II of Form 1-A.
       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
 Levi Jacobson
Hemp Naturals, Inc.
May 24, 2019
Page 3

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Linda Cvrkel at 202 551-3813 or Craig Arakawa at 202 551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Mike Killoy at 202 551-7576 or Jim Lopez at 202 551-3536 with any other questions.



                                                           Sincerely,

FirstName LastNameLevi Jacobson                            Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NameHemp Naturals, Inc.
                                                           Mining
May 24, 2019 Page 3
cc:       Tom DeNunzio, Esq.
FirstName LastName